

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

<u>Via U.S. Mail</u>
Stewart Irvine
President
Imogo Mobile Technologies Corp.
100-40 Lake Bellevue Dr.
Bellevue, WA 98005

>   **Re: Imogo Mobile Technologies Corp.**
>   **Form 10-K for the fiscal year ended November 30, 2012**
>   **Filed March 14, 2013**
>   **File No. 000-51976**

Dear Mr. Irvine:

We issued comments on the above captioned filings on November 15, 2013. On January 8, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have any questions.

>   Sincerely,
>
>   /s/ Jennifer Thompson
>
>   Jennifer Thompson
>   Accounting Branch Chief